UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549



                          FORM 10 - SB


GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                       World Wide Web, Inc.
          (Name of Small Business Issuers in its charter)


             Nevada                               88-0440630
(State of other jurisdiction of   (I.R.S. Employer Identification Number)
 incorporation or organization


800 N. Rainbow Blvd. Suite 208, Las Vegas, NV                89107
  (Address of principal executive offices)                (zip code)


Issuer's telephone number: (702) 948-5008
Issuer's fax number: (702) 948-5019

Securities to be registered under section 12(b) of the Act:

      Title of Each Class          Name on each exchange on which
      To be so registered          Each class is to be registered

--------------------------------------------------------------------

--------------------------------------------------------------------

Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 20,000,000 shares authorized, 5,790,565 issued and outstanding as of October 29, 2001.


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                        TABLE OF CONTENTS

                                                                     Page

Part I                                                                 3

  Item 1. Description of Business                                      3

  Item 2. Management's Discussion and Analysis and Plan of Operation   7

  Item 3. Description of Property                                      8

  Item 4. Security Ownership of Management                             8

  Item 5. Directors and Executive Officers                             9

  Item 6. Executive Compensation                                      10

  Item 7. Certain Relationships and Related Transactions              10

  Item 8. Description of Securities                                   10


Part II                                                               12

  Item 1. Market for Common Equity and Related Stockholder Matters    12

  Item 2. Legal Proceedings                                           12

  Item 3. Changes in and Disagreements with Accountants               12

  Item 4. Recent Sales of Unregistered Securities                     12

  Item 5. Indemnification of Directors and Officers                   13


Part F/S                                                              14

  Item 1. Financial Statements                                        15


Part III                                                              24

  Item 1. Index to Exhibits                                           24


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                   Forward Looking Statements

  Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

  1. Our ability to maintain, attract and integrate internal management, technical information and management information systems;

  2. Our ability to generate customer awareness of and demand for our products and services;

  3. The intensity of competition; and

  4. Our ability to use the Internet and other technology to conduct our business.

  All written and oral forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

                             Part I

  We are filing this Form 10-SB on a voluntary basis to:

  1. Provide current, public information to the investment community;
  2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and
  3. Comply with prerequisites for listing of our securities on the NASD OTCBB.

Item 1.     Description of Business

A.   Business Development and Summary

  We were formed as a Nevada Corporation on November 2, 1999 under the name World Wide Web, Inc. We have no predecessors or subsidiaries and have never merged with another company. Our articles of incorporation authorize us to issue up to 20,000,000 shares of common stock at a par value of $0.001 per share and 5,000,000 shares of preferred stock at par value. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status with the SEC. The fully reporting status is a necessary step to have our stock listed on the OTCBB. Consequently, we will continue to voluntarily file all necessary reports and forms as required by existing legislation and SEC rules. Presently, we have no market maker, nor have we discussed with any market maker or registered broker any aspect of our operations.


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B.   Business of Issuer

  (1)  Principal products and principal markets

  We are an Internet-based company that provides access to a wide variety of products at price points lower than typically found through retail outlets. Our operating results are primarily driven by Internet related sales.

  The Internet has emerged as a global medium enabling millions of people worldwide to share information, communicate and conduct business electronically. It is estimated that the number of Web users would grow from approximately 150 million worldwide in 1998 to approximately 500 million worldwide by the end of 2003. The growing adoption of the Web represents an enormous opportunity for businesses to conduct commerce over the Internet. It is further estimated that commerce over the Internet would increase from approximately $40 billion worldwide in 1998 to approximately $900 billion worldwide in 2003.

  The Internet offers an opportunity to create a compelling global marketplace. An Internet-based, centralized retailer of consumer products offers the following benefits:

  1. Allows buyers to purchase directly from their home or office, bypassing traditional retailers;
  2. Provides global access, offering the opportunity to sell products efficiently to a broader base of buyers; and
  3. Offers significant convenience, allowing purchases to be made at all hours and product inventory to be continuously updated.

  Currently, we offer a wide variety of products including lap top computers, digital cameras, DVD players, and due to recent events in the United States, American Flags and Gas Masks. We believe our ability to continually update our product offerings to provide those products currently in demand by the general public will help to build our customer base and create an interest for existing customers to continually revisit our web site. We intend to obtain our inventory of products through the following:

  1. Building strategic relationships with small product manufactures desirous of obtaining an avenue for the distribution of their products;
  2. Purchasing quantities of discontinued or reduced priced merchandise in bulk; and
  3. Purchasing items that are not currently in high demand, but have the potential to become desirous to consumers in the near future.

  (2)  Distribution methods for our products and services

  Our products are offered through our web site www.wwwincorp.com. Our web site, which contains a listing of products, includes information relating to each product, the cost associated with each product and a picture of each product that allows for easy exploration of current items for sale. Customers can search for specific items by browsing through the list of items and then "clicking through" to a detailed description for a particular item. Payment options include, Visa, MasterCard, money order or cashier's check.

  (3)  Status of any announced new product or service

  As of October 29, 2001, we have:

  1. Developed and implemented a business plan;
  2. Obtained E-Bay Power Seller status;


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  3. Recruited and retained a management team;
  4. Attained capital from an equity offering; and
  5. Created an online auction selling process model.

  We have recently begun to generate initial revenues and have developed a base of operations. A lack of growth will hinder our competitiveness and limit our profitability.

  (4)  Regulatory Environment

  We are not subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, and laws or regulations directly applicable to online commerce.

  (5)  Principal Suppliers

  Our principal service providers include: Yahoo (Web-hosting), PayPal (Credit Card Vendor), Andale (Auction software). Our principal product suppliers include: Egghead.com, Venice
Rollerworks, and Ingram Micro.

  (8)  Regulation

  We are not subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, and laws or regulations directly applicable to online commerce.

  (9)  Effect of existing or probable government regulations

  Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, relating to:

  1. User privacy;
  2. Pricing, usage fees and taxes;
  3. Content;
  4. Copyrights;
  5. Distribution;
  6. Characteristics and quality of products and services; and
  7. Online advertising and marketing.

  The adoption of any additional laws or regulations may decrease the popularity or impede the expansion of the Internet and could seriously harm our business. A decline in the popularity or growth of the Internet could decrease demand for our products and services reduce our revenues and margins and increase our cost of doing business. Moreover, the applicability of existing laws to the Internet is uncertain with regard to many important issues, including property ownership, intellectual property, export of encryption technology, libel and personal privacy. The application of laws and regulations from jurisdictions whose laws do not apply to our business, or the application of existing laws and regulations to the Internet and other online services, could also harm our business.

 (12)  Employees

  We presently have two full-time and one contract employee. Our employees are not represented by a labor union, and we believe our employee relations are excellent. We believe that the success of our business depends, in part, on our ability to attract and retain qualified personnel.


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C.   Reports to Security Holders

  Our annual report will contain audited financial statements. We are not required to deliver an annual report to security holders and will not deliver a copy of the annual report to security holders unless they send us a formal request. We intend, from this date forward, to file all of our required information with the Securities and Exchange Commission. Before this form was filed, we had filed no other forms with the SEC. We plan to file with the SEC our Forms 10-KSB, 10-QSB, and all other forms that may be or become applicable to the Company.

  The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The Public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The statements and forms we file with the SEC have also been filed electronically and are available for viewing or copying on the SEC-maintained Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address for this site is www.sec.gov.








         [Balance of this page intentionally left blank]


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Item 2.        Management's Plan of Operation

Forward Looking Statements

   When used in this Form 10-SB and in our future filings with the Securities and Exchange Commission, the words or phrases "will likely result," "management expects," or "we expect," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. These statements are subject to risks and uncertainties, some of which are described below. Actual results may differ materially from historical earnings and those presently anticipated or projected. We have no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect anticipated events or circumstances occurring after the date of such statements.

A.   Management's Discussion and Analysis

(1) For the six months ended June 30, 2001, we generated revenue of $42,240. In addition, we received $1,005 of interest income. Cost of goods sold was $41,263 and total expenses were $13,681 for the same period of which $13,492 related to general and administrative expenses. These expenses include facilities costs, recruiting, training, finance, legal, and other corporate costs as well as salaries and related employee benefits.

  Revenue and income (loss) before interest, taxes, depreciation and amortization are used to measure and evaluate our financial results and make relative comparisons to other entities that operate within the Internet services industry. Our revenues are primarily dependent upon our ability to market and distribute our products over the Internet. Our priorities for the next 12 months of operations are to:

  1. Establish and bolster our Internet presence;
  2. Introduce weekly products and services to coincide with changing consumer demand; and
  3. Develop new strategic alliances to sell retail based products over the Internet.

  We cannot guarantee that we will be able to compete successfully or that the competitive pressures we may face will not have an adverse effect on our operations.

  Many of the companies that provide these services have significantly greater financial, technical and marketing resources, generate greater revenue and have greater name recognition than we do. In addition, there are relatively few barriers to entry into our markets. We have faced, and expect to continue to face, additional competition from new entrants into our markets. We believe that the principal competitive factors in our markets include:

  1. Quality of service, price and speed of delivery;
  2. Ability to integrate strategy, technology and creative design services;
  3. Targeted industry knowledge;
  4. Internet expertise and talent; and
  5. Project management capability.

(2) We had a net loss of $11,699 on $42,240 in revenues for the six months ended June 30, 2001. To fund ongoing operations, we believe our current financial resources and our ability to generate revenues over the next twelve to twenty-four months will be adequate to fund our operations and provide for our working capital needs through 2002.


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  If it becomes necessary in the next 12 to 24 months to raise additional capital to continue existing operations, we may need to obtain additional funding through a public or private offering of equity or debt. In the meantime, our officers and directors plan to advance funds to the Company on an as-needed basis, although there is not definitive or legally binding agreement to do so. We have no arrangements or agreements to obtain funding, and we cannot provide assurances that such financing will be available on reasonable terms, if at all. In addition, we may experience fluctuations in operating results in future periods due to a variety of factors including:

  1. A limited operating history on which to base estimates of future performance;
  2. An inability to obtain additional financing in the event that we are unable to realize sales of our products or if we require more capital than is currently available;
  3. Competitive pressures; and
  4. Difficulty in managing growth.

Item 3.        Description of Property

A.   Description of Property

   Our corporate office is located at 800 N Rainbow Blvd., Suite 208; Las Vegas, NV 89107. At this location we occupy a reception suite that measures 138 square feet at a cost of $399 per month. The lease is on an at will basis and can be terminated by us at any time. Currently, we do not have any proposed programs for the renovation, improvement or development of this office space. If required, we believe there is suitable commercial office space available at reasonable rates.

Item 4.        Security Ownership of Management

A.   Security Ownership of Management

  The following table sets forth as of October 29, 2001 certain information regarding the beneficial ownership of our common stock by:

  1. Each person who is known to us to be the beneficial owner of more than 5% of the common stock;
  2. Each of our directors and executive officers; and
  3. All of our directors and executive officers as a group.

  Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

       Name and Address    Shares Beneficially   Percentage of Shares
                                  Owned              Outstanding

  Herb Sider                    4,165,000                71.93%
  7601 West Laredo
  Las Vegas, Nevada
  89117

  Christopher J. Giddings          10,000                 0.01%
  9545 Chianti Lane
  Las Vegas, Nevada
  89117


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  Jerold A. Wish                   10,000                 0.01%
  1221 Brickell Ave.
  Miami, Florida 33131

  Total ownership by            4,185,000                71.95%
  our officers and
  directors (three
  individuals)

B.   Persons Sharing Ownership of Control of Shares

  No person other than Herb Sider owns or shares the power to vote 5% or more of our securities.

Item 5.     Directors and Executive Officers

A.   Directors and Executive Officers

  The following table sets forth certain information with respect to each of our executive officers or directors.

     Name       Age         Position             Appointed

  Herb Sider    47   President, Secretary,    November 2, 1999
                           Treasurer

Christopher J.  41          Director           April 10, 2001
   Giddings

Jerrold A. Wish 45          Director           April 10, 2001

B.   Work Experience

  Herb Sider, President, C.E.O. and Director - Mr. Sider is an experienced entrepreneur, having owned and operated two large video sales and rental stores, a toll free hotline for legal assistance and an Internet retail web sites. Mr. Sider created a formula for managing auction sites and deriving profits from the sales. He has also owned and operated seven pawnshops. In addition, Mr. Sider has been in the real estate transaction and purchasing industry and has been licensed for over 15 years in Florida and Nevada. He specializes in purchasing and or restoring, beachfront hotels, single and multi-family homes and condominiums.

  Christopher J. Giddings, Director - Mr. Giddings has been a licensed Realtor since 1983. From 500+ Agents he was awarded Top Listing Agent and Top Selling Agent while employed as a Sales Trainer for Properties Plus, Inc. Additionally, he hosted and produced the TV show "The Home Hunters" an award winning local real estate show. Guests included Senator Harry Reid, Senator Bryant, the Mayor of North Las Vegas, Jim Seinstrand and Richard Lee of the Chamber of Commerce. He has performed community service through his association with the School District of Southern Nevada where he was a selected speaker and trainer for the 'Choices' program. He is an active member of the International Guild of Toastmasters and owner/operator of RollemHigh.com, an Internet based gaming site. Mr. Giddings also formerly owned and operated a pet supplies manufacturing company.

  Jerrold A. Wish, Director - In 1978, Mr. Wish graduated with honors from the University of Florida where he received a B.S.B.A. degree. In 1982 he received his J.D. from the University of Florida and became a member of the Law Review. He is admitted to practice law in Colorado and Florida and also holds the title of Certified Public Accountant. His areas of expertise include: real estate transactions, developer representation, leasing and mortgage lending. Among his key clients are: Six Flags


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Corporation, Mount Sinai Medical Center and Schrager Hotels.  He
has experience in representing both developers and lenders in all phases of law including acquisition and development of land and facilities. Mr. Wish has both professional and social ties to his community as he serves as the Florida Bar arbitrator for fee disputes, on the Florida Bar Realtor-Attorney Joint Committee and on the Board of Trustees of the Coconut Grove Playhouse.

Item 6.     Executive Compensation

Remuneration of Directors and Executive Officers

  We do not currently have employment agreements with our executive officers but we expect to sign employment agreements with each in the next approximately 12 months. All executive officers prior to October 25, 2001, did not draw a formal salary or informal compensation from us. Over the next 12 months, however, each executive officer is expected to draw the following annual compensation. We do not currently have an employee stock option plan.

         Name             Capacities in which            Annual
                       Remuneration was Recorded      Compensation

      Herb Sider           President and CEO            $30,000 1

    Christopher J.              Director                  None
       Giddings

    Jerold A. Wish              Director                  None

  1. Mr. Sider has agreed to defer his salary until the Company generates cash flow sufficient to meet its financial obligations. His salary will not accrue.

Compensation of Directors

  There are no arrangements for our directors to be compensated at this time, nor does the company have any intention to provide compensation to its directors in the future.

Item 7.     Certain Relationships and Related Transactions

  There were no actual or proposed transactions that occurred over the past two years, to which any person related to the issuer had or is to have a direct or indirect material interest as set forth in item 404 of Regulation S-B of the Securities and Exchange Act of 1933.

Item 8.     Description of Securities

  The authorized capital stock of our Company consists of 20,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The following summary of certain provisions of the common stock of our Company does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our Articles of Incorporation, which is included as an exhibit to this document and by the provisions of applicable law.

Common Stock

  The Company currently has 5,790,565 shares of common stock issued and outstanding. As a holder of our common stock:


/10/


  (a) you have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;
  (b) you are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;
  (c) you do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;
  (d) you are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and
  (e)  your shares are fully paid and non-assessable.
       Additionally, there is no cumulative voting for the election of directors.

Preferred Stock

  The preferred equity securities authorized to be issued under the Articles is comprised of 5,000,000 shares of the preferred stock, $0.001 par value. As of the date of this filing, our Company has issued no preferred shares. Preferred shares may be issued in one or more series by the board of directors of the Company and such board has the authority to alter any and all rights or preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of common stock, and to fix, alter or reduce (but not below the number outstanding) the number of preferred shares comprising any such series and the designation thereof, or any of them, and to provide for the rights and terms of redemption or conversion of the shares of any series.

Nevada Anti-Takeover Provisions

  The anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Corporation Law apply to World Wide Web, Inc.
Section 78.438 of the Nevada law prohibits us from merging with or selling World Wide Web, Inc. or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the World Wide Web, Inc. shares, unless the transaction is approved by World Wide Web, Inc. Board of Directors. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of World Wide Web, Inc.


/11/


                             Part II

Item 1.     Market for Common Equity and Related Stockholder Matters

A.    Market Information

     There is no current market for our common equity. Additionally, our common equity is not subject to outstanding options or warrants to purchase, or securities convertible into, common equity. No sales of common equity have been sold pursuant to Rule 144 of the Securities Act, nor has an offering been made that could have a material effect on the market price of our common equity.

     There are currently 1,295,565 shares of our common stock which are freely tradable and which are held of record by 49 individual shareholders. The remaining 4,495,000 shares will become freely tradable in accordance with the requirements of Rule 144. Any shares held by "affiliates" of us, which would otherwise be freely tradable, will be subject to the resale limitations under Rule 144. In general, under Rule 144, as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares for at least one year would be entitled to sell, within any three month period, that number of shares that does not exceed the greater of one percent (1%) of the then-outstanding shares of common stock and the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission, provided certain manner of sale and notice requirements and public information requirements are satisfied.

     In addition, affiliates of ours must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock. As defined in Rule 144, an "affiliate" of an issuer is a person who, directly or indirectly, through the use of one or more intermediaries controls, or is controlled by, or is under common control with, he issuer. Under Rule 144(k), a holder of "restricted securities" who is not deemed an affiliate of the issuer and who has beneficially owned shares for at least two years would be entitled to sell shares under Rule 144(k) without regard to the limitations described in the paragraph above.

B.    Holders

  As of October 29, 2001, we had 55 stockholders of record.

Item 2.     Legal Proceedings

  We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.     Changes in and Disagreements with Accountants

  We have had no disagreements with our independent accountants.

Item 4.     Recent Sale of Unregistered Securities

  The following discussion describes all the securities we have sold within the past three fiscal years:

  On November 4, 1999, we issued 4,000,000 shares of our common stock with a par value of $0.001 per share to two founding shareholders. The shares were issued in exchange for cash totaling $6,000.


/12/


This original stock offering was made in accordance with
Section 4(2) of the Securities Act of 1933, as amended.

  On November 25, 2000, the Company issued 25,000 shares of its
$0.001 par value common stock in exchange for services of $25 to an individual that is a shareholder and a former officer and director of the Company.

  On May 31, 2001, the Company issued 230,000 shares of its
$0.001 par value common stock in exchange for services of $230 to its two directors and two individuals.

  During June 2000, the Company completed an offering that was registered with the State of Nevada pursuant to NRS 90.490 and was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. The Company sold 1,375,500 shares of its $0.001 par value common stock at a price of $0.05 per share for total cash of $68,775 (net of offering costs). In addition, the Company issued 160,065 shares of its $0.001 par value common stock for services valued at $0.05 per share for a total of $8,003.

  For our public offering of securities, we relied upon the following facts to determine that the offers and sales were exempt from registration:

  1. We were pursuing a specific business plan, and were not a blank check or "Shell" company;

  2. For the period of 12 months prior to the sale, we had raised less than $1,000,000 from the sale of our securities; and

  3. At the times of the sales, we were not subject to the reporting requirements of Sections 13(d) or Section 15 of the Securities and Exchange Act of 1934.

Therefore, based on the facts above, we were able to determine that we could sell securities pursuant to Rule 504 of Regulation D.

Item 5.     Indemnification of Directors and Officers

  Neither our Articles of Incorporation nor our bylaws provide for the indemnification of a present or former director or officer. However, pursuant to Nevada Revised Statutes Section
78.750 and 751 we must indemnify any of our directors, officers, employees or agents who are successful on the merits or otherwise in defense on any action or suit. Such indemnification shall include, expenses, including attorney's fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at our request as one of our officers or directors. We may indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is one of our directors or officers. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests. In a criminal action, he must not have had a reasonable cause to believe his conduct was unlawful.


/13/


                            Part F/S

Item 1.  Financial Statements




                      World Wide Web, Inc.

                         Balance Sheets
                              as of
                          June 30, 2001
                               and
                        December 31, 2000

                               and

                      Statements of Income,
                    Stockholders' Equity, and
                           Cash Flows
                      for the periods ended
                     June 30, 2001 and 2000


/14/


                     TABLE OF CONTENTS



                                                     PAGE

Independent Auditor's Report                          16

Balance Sheet                                         17

Statement of Operations                               18

Statement of Changes in Stockholder's Equity          19

Statement of Cash Flows                               20

Footnotes                                             21


/15/


G. BRAD BECKSTEAD
Certified Public Accountant
                                              330 E. Warm Springs
                                              Las Vegas, NV 89119
                                                     702.528.1984
                                               702.362.0540 (fax)

                  INDEPENDENT AUDITOR'S REPORT


October 10, 2001

Board of Directors
World Wide Web, Inc.
Las Vegas, NV

I have audited the Balance Sheets of World Wide Web, Inc. (the "Company"), as of June 30, 2001, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the periods ended June 30, 2001 and 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the balance sheets of World Wide Web, Inc. as of June 30, 2001, and its related statements of operations, equity and cash flows for the periods ended June 30, 2001 and 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 5 to the financial statements, the Company has had limited operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ G. Brad Beckstead

G. Brad Beckstead, CPA


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                           World Wide Web, Inc.

                               Balance Sheet



                                                  June 30,    December 31,
                                                    2001          2000
                                                 ----------   ----------
Assets

Current assets:
  Cash and equivalents                           $   55,182   $   71,832
  Accounts receivable                                 5,354            -
  Inventory                                          13,731            -
                                                 ----------   ----------
    Total current assets                             74,267       71,832

  Fixed assets, net                                   2,652            -

                                                 ----------   ----------
                                                 $   76,919   $   71,832
                                                 ==========   ==========

Liabilities and Stockholders' Equity

Current liabilities:
  Accounts payable                               $   16,556   $        -
                                                 ----------   ----------
    Total current liabilities                        16,556            -
                                                 ----------   ----------
Stockholders' equity:

  Preferred stock, $0.001 par value,
    5,000,000 shares authorized, no
    shares issued and outstanding                         -            -

  Common stock, $0.001 par value, 20,000,000
    shares authorized, 5,790,565 and 5,560,565
    shares issued and outstanding at 6/30/01
    and 12/31/00, respectively                        5,791        5,561
  Additional paid-in capital                         82,786       82,786
  (Deficit) accumulated during development stage    (28,214)     (16,515)
                                                 ----------   ----------
                                                     60,363       71,832
                                                 ----------   ----------

                                                 $   76,919   $   71,832
                                                 ==========   ==========



The accompanying notes are an integral part of these financial statements.


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                           World Wide Web, Inc.

                          Statement of Operations




                                  For the periods ended   For the year ended
                                          June 30,            December 31,
                                     2001          2000          2000
                                  ----------    ----------    ----------

Revenue                           $   42,240    $        -    $   43,819
Cost of goods sold                    41,263            95        31,054
                                  ----------    ----------    ----------

Gross profit (loss)                      977           (95)       12,765
                                  ----------    ----------    ----------

Expenses:
  Depreciation expense                   189             -             -
  General administrative expenses     13,492        10,294        26,244

                                  ----------    ----------    ----------
    Total expenses                    13,681        10,294        26,244
                                  ----------    ----------    ----------

Other income/expense:
  Interest income                      1,005           454         2,508
                                  ----------    ----------    ----------

Net (loss)                        $  (11,699)   $   (9,935)   $  (10,971)
                                  ==========    ==========    ==========

Weighted average number of
  common shares outstanding        5,607,813     4,253,115     4,900,371
                                  ==========    ==========    ==========

Net (loss) per share              $       (0)   $       (0)   $       (0)
                                  ==========    ==========    ==========



The accompanying notes are an integral part of these financial statements.


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                           World Wide Web, Inc.
               Statement of Changes in Stockholders' Equity
    For the period November 2,1999 (Date of Inception) to June 30, 2001


                                                    (Deficit)
                                                   Accumulated
                         Common Stock   Additional    During        Total
                        ---------------   Paid-in   Development  Stockholders'
                        Shares   Amount   Capital      Stage        Equity
                       -------- -------- --------- ------------  ------------

November 1999
 Founders shares
 issued for cash      4,000,000 $  4,000 $   2,000 $          -  $      6,000

November 1999
 Donated capital                             5,544                      5,544

Net (loss) for the
 period ended
 December 31, 1999                                       (5,544)       (5,544)
                      --------- -------- --------- ------------  ------------
Balance,
 December 31, 1999    4,000,000    4,000     7,544       (5,544)        6,000

June 2000
 Shares issued for
 cash pursuant to
 Rule 504 offering    1,375,500    1,376    67,399                     68,775

June 2000
 Shares issued for
 services               160,065      160     7,843                      8,003

November 2000
 Shares issued for
 services                25,000       25        -                          25

Net loss for the
 year ended
 December 31, 2000                                      (10,971)      (10,971)
                      --------- -------- --------- ------------  ------------
Balance,
 December 31, 2000    5,560,565    5,561    82,786      (16,515)       71,832

May 2001
 Shares issued for
 services               230,000      230                                  230

Net (loss) for the
 period ended
 June 30, 2001                                          (11,699)      (11,699)
                      --------- -------- --------- ------------  ------------
Balance,
 June 30, 2001        5,790,565 $  5,791 $  82,786 $    (28,214) $     60,363
                      ========= ======== ========= ============  ============



 The accompanying notes are an integral part of these financial  statements.


/19/


                           World Wide Web, Inc.

                          Statement of Cash Flows



                                      For the periods ended  For the year ended
                                             June 30,           December 31,
                                          2001        2000        2000
                                       ----------  ----------  ----------
Cash flows from operating activities
Net (loss)                             $  (11,699) $   (9,935) $  (10,971)
Adjustments to reconcile net loss
  to net cash:
    Stock issued for services                 230       8,003       8,028
    Depreciation expense                      189           -           -
    (Increase) in accounts receivable      (5,354)          -           -
    (Increase) in inventory               (13,731)          -           -
    Increase in accounts payable           16,556           -           -
                                       ----------  ----------  ----------
Net cash (used) by operating activities   (13,809)     (1,932)     (2,943)
                                       ----------  ----------  ----------

Cash flows from investing activities
    Purchase of fixed assets               (2,841)          -           -
                                       ----------  ----------  ----------
Net cash (used) by investing activities    (2,841)          -           -
                                       ----------  ----------  ----------

Cash flows from financing activities
    Issuance of common stock                    -      68,775      68,775
                                       ----------  ----------  ----------
Net cash provided by
  financing activities                          -      68,775      68,775
                                       ----------  ----------  ----------
Net increase (decrease) in cash           (16,650)     66,843      65,832
Cash - beginning                           71,832       6,000       6,000
                                       ----------  ----------  ----------
Cash - ending                          $   55,182  $   72,843  $   71,832
                                       ==========  ==========  ==========

Supplemental disclosures:
    Interest paid                      $        -  $        -  $        -
                                       ==========  ==========  ==========
    Income taxes paid                  $        -  $        -  $        -
                                       ==========  ==========  ==========
    Non-cash investing and
      financing activities:
      Common stock issued for services $      230  $    8,003  $    8,028
                                       ==========  ==========  ==========
  Number of shares issued for services    230,000     160,065     185,065
                                       ==========  ==========  ==========



 The accompanying notes are an integral part of these financial statements.


/20/


                      World Wide Web, Inc.
                              Notes

Note 1 - Significant accounting policies and procedures

Organization
The Company was organized November 2, 1999 (Date of Inception) under the laws of the State of Nevada, as World Wide Web, Inc. The Company is authorized to issue 20,000,000 shares of $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Cash equivalents include money market funds of $54,946 at June 30, 2001.

Inventories
Inventories are stated at the lower of cost or market with cost being determined on a first-in, first-out basis. As of June 30, 2001, the Company had $13,731 in inventory.

Equipment
The cost of equipment is depreciated over the following estimated useful life of the equipment utilizing the straight-line method of depreciation:
                    Computer equipment  5 years

Revenue recognition
The Company recognizes revenue on an accrual basis as it invoices for services.

Reporting on the costs of start-up activities
Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

Loss per share
Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. The Company had no dilutive common stock equivalents, such as stock options or warrants as of June 30, 2001.

Advertising Costs
The Company expenses all costs of advertising as incurred. There were no advertising costs included in selling, general and administrative expenses in 2001.

Fair value of financial instruments
Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2001. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Impairment of long lived assets
Long lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. No such impairments have been identified by management at June 30, 2001.


/21/


                      World Wide Web, Inc.
                              Notes

Segment reporting
The Company follows Statement of Financial Accounting Standards No. 130, "Disclosures About Segments of an Enterprise and Related Information". The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Dividends
The  Company has not yet adopted any policy regarding payment  of
dividends.   No  dividends  have  been  paid  or  declared  since
inception.

Recent pronouncements
The FASB recently issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". The rule now will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement will require the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income, if the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The company does not expect SFAS No. 133 to have a material impact on earning s and financial position.

In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB No. 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 did not impact the company's revenue recognition policies.

Note 2 - Fixed assets

The Company purchased computer equipment in the amount of $2,841.
The  Company recorded depreciation expense in the amount of  $189 during the period ended June 30, 2001.

Note 3 - Income taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. There is no provision for income taxes for the period ended June 30, 2001 due to net losses, and no state income tax in Nevada, the state of the Company's domicile and operations.


/22/


                      World Wide Web, Inc.
                              Notes

Note 4 - Stockholder's equity

The  Company is authorized to issue 20,000,000 shares  of  $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock.

On  November 4, 1999, the Company issued 4,000,000 shares of  its
$0.001 par value common stock for cash of $6,000 to its two directors.

During June 2000, the Company completed an offering that was registered with the State of Nevada pursuant to NRS 90.490 and was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. The Company sold 1,375,500 shares of its $0.001 par value common stock at a price of $0.05 per share for total cash of $68,775 (net of offering costs). In addition, the Company issued 160,065 shares of its $0.001 par value common stock for services valued at $0.05 per share for a total of $8,003.

On  November  25, 2000, the Company issued 25,000 shares  of  its
$0.001 par value common stock in exchange for services of $25 to an individual that is a shareholder and a former officer and director of the Company.

On May 31, 2001, the Company issued 230,000 shares of its $0.001 par value common stock in exchange for services of $230 to its two directors and two individuals.

There have been no other issuances of common stock.

Note 5 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has had limited operations. Without realization of additional capital and significant operations, it would be unlikely for the Company to continue as a going concern.

Note 6 - Related party transactions

On  November  25, 2000, the Company issued 25,000 shares  of  its
$0.001 par value common stock in exchange for services of $25 to an individual that is a shareholder and a former officer and director of the Company.

On May 31, 2001, the Company issued 230,000 shares of its $0.001 par value common stock in exchange for services of $230 to its two directors and two individuals.

Note 7 - Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.


/23/


                            Part III

Item 1.       Index to Exhibits

 Exhibit         Name and/or Identification of Exhibit
 Number          -------------------------------------
--------

   3             Articles of Incorporation & By-Laws
                   a. Articles of Incorporation of the Company filed November 2, 1999
                   b.  By-Laws of the Company adopted November 4, 1999

  23             Consent of Experts and Counsel
                   Consent of independent public accountant


/24/


                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of  1934, the registrant caused this registration statement to be
signed   on  its  behalf  by  the  undersigned,  thereunto   duly
authorized.

                      World Wide Web, Inc.
------------------------------------------------------------------
                          (Registrant)

Date:  October 25, 2001
       ----------------

By:  /s/ Herb Sider
     ------------------
     Herb Sider, President, CEO and Director


/25/